SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       The Tracker Corporation of America
                       ----------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                     89234G1
                                 --------------
                                 (CUSIP Number)


                                  Barry Herman
                          SovCap Equity Partners, Ltd.
                                Cumberland House
                              #27 Cumberland Street
                                P.O. Box N-10818
                             Nassau, New Providence
                                   The Bahamas
                                 (242) 356-2486


                                 With a copy to


                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                         Attn: Michael D. Schwamm, Esq.
                                 (212) 984-7700
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 7, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No. 89234G1                                              Page 2 of 8 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  SovCap Equity Partners, Ltd.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [ ]

           (b)  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds:

         WC
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Bahamas
--------------------------------------------------------------------------------
Number of                            7      Sole Voting Power
Shares
Beneficially                                ------------------------------------
Owned By                             8      Shared Voting Power
Each Report-                                                     1,895,641,660
ing Person                                  ------------------------------------
With                                 9      Sole Dispositive Power

                                            ------------------------------------
                                     10     Shared Dispositive Power
                                                                 1,895,641,660
                                            ------------------------------------

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,895,641,660
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         94.8%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No. 89234G1                                              Page 3 of 8 Pages
-------------------------------------                  -------------------------

--------------------------------------------------------------------------------
1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  SovCap Investment Management Group, LLC.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [ ]

           (b)  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds:

         WC
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Georgia
--------------------------------------------------------------------------------
Number of                            7      Sole Voting Power
Shares
Beneficially                                ------------------------------------
Owned By                             8      Shared Voting Power
Each Report-                                                     1,895,641,660
ing Person                                  ------------------------------------
With                                 9      Sole Dispositive Power

                                            ------------------------------------
                                     10     Shared Dispositive Power
                                                                 1,895,641,660
                                            ------------------------------------

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,895,641,660
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         94.8%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Tracker Corporation of America, a Delaware corporation ("Tracker" or the "Company")). The address of Tracker's principal executive office is 1120 Finch Avenue, Suite 303, North York, Ontario, Canada M3J 3H8.

Item 2.  Identity and Background

         (a)-(c) This Schedule 13D is being filed by SovCap Equity Partners, Ltd., a Bahamas limited partnership ("SovCap") and SovCap Investment Management Group, LLC, a Georgia limited liability company.("SovCap IMG"). SovCap is a private equity fund with a principal office and principal business address at Cumberland House, #27 Cumberland Street, P.O. Box N-10818, Nassau, New Providence, The Bahamas. SovCap IMG is the asset management company with a principal office and principal business address at 10 Glenlake Parkway, suite 130, Atlanta, GA 30328

         The name, residence or business address, and present principal occupation or employment of each director and executive officer of SovCap is as follows:

                               Residence or                                             Principal Occupation
         Name                  Business Address                                         or Employment
         ----                  ----------------                                         -------------

         Peter D Martin        10 Glenlake Parkway, suite 130, Atlanta, GA 30328        SovCap IMG
         Barry W Herman        #27 Cumberland Street, Nassau, NP, Bahamas               Lion Corp Services
         Christian Lori        7002 Chur, Martinsplatz 8, Switzerland                   Attesta Treuhand -und
                                                                                          Verwaltungs AG

         The name, residence or business address, and present principal occupation or employment of each director and executive officer of SovCap IMG is as follows:

                               Residence or                                             Principal Occupation
         Name                  Business Address                                         or Employment
         ----                  ----------------                                         -------------

         Peter D Martin        10 Glenlake Parkway, suite 130, Atlanta, GA 30328        SovCap IMG
         Paul Hamm             10 Glenlake Parkway, suite 130, Atlanta, GA 30328        SovCap IMG

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Barry Herman is a citizen of the United States.
             Peter Martin is a citizen of the U.S.
             Christian Lori is a citizen of Switzerland.

Item 3.  Source and Amount of Funds or Other Consideration

         On August 18, 1999, SovCap purchased from Tracker $1,000,000 principal amount of convertible bridge notes with attached repricing warrants, $1,000,000 of shares in callable warrants and 200,000 purchase warrantsOn December 7, 1999, SovCap purchased an additional $200,000 principal amount of convertible bridge notes with attached repricing warrants, $200,000 of shares in callable warrants and 40,000 purchase warrants. On October 15, 2000, SovCap converted $50,000 principal amount (together with accrued interest and redemption premium)of the convertible bridge notes issued on August 18, 1999. On March 2, 2001, SovCap converted $100,000 principal amount (together with accrued interest and redemption premium)of the convertible bridge notes issued on December 7, 1999. On June 7, 2002, SovCap converted the remaining principal balance (together with accrued interest and redemption premium) of its convertible bridge notes and on July 17, 2002 exercised certain of the repricing warrants issued in connection therewith by delivering a portion of the demand notes it was issued evidencing $765,000 of loans made by SovCap to Tracker from June 2000 to June 2002. All of the securities were purchased with SovCap's available investment funds.

Item 4.  Purpose of Transaction

         SovCap acquired the convertible bridge notes with attached repricing warrants, purchaser warrants and callable warrants (collectively, the Securities"), in August and December 1999 for investment purposes. At the time the Securities were acquired by SovCap, it had no plans or proposals which related to or would have result in: (a) the acquisition or disposition by any person of additional securities of Tracker or disposition of securities of Tracker, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Tracker, (c) a sale or transfer of a material amount of assets of Tracker or any of its subsidiaries, (d) any change in the board of directors or management of Tracker, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Tracker, (f) any other material change in Tracker's business or corporate structure, (g) any change in Tracker's charter, by-laws or instruments corresponding thereto or other actions which would have impeded the acquisition of control of Tracker by any person, (h) a class of securities of Tracker to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Tracker becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

         In February 2002, Tracker announced that it had ceased operations due to a shortfall in funding and inability to meet supplier payment obligations. At that time, all but one of the directors resigned. As a result of these actions, SovCap has and continues to reevaluate its plans with respect to its investment in Tracker. In an attempt to retain the value of such investment, SovCap has agreed to assist Tracker (and Tracker's recently retained consultant) to develop and execute a rehabilitation plan for Tracker. Among other things, the consultant will assist Tracker in working out of distressed accounts payable, resolving outstanding disputes, and marketing the resulting public shell to interested parties, with the view towards merging it with a profitable operating business.

         On March 29, 2002, representatives of the investment advisor for SovCap temporarily filled the two vacancies on the Tracker Board of Directors for the sole purpose of properly reducing the number of directors of the Company to one director. Following this action, these representatives immediately resigned their positions as directors of Tracker.

         On April 8, 2002, SovCap loaned Tracker $60,000 pursuant to a demand note in order that Tracker could retained the services of a consultant to assist it in the rehabilitation plans as well as to pay directors fees and certain accounting, legal and other expenses in connection therewith. SovCap has guaranteed the payment of the $50,000 in fees due to the consultant, of which $25,000 has already been paid.

         As part of this restructuring, on June 7, 2002, SovCap converted its remaining convertible bridge notes and received 5,848,749 shares of Common Stock, and on July 17, 2002 it exercised certain of the repricing warrants by delivering certain of the notes evidencing the demand loans and received an additional 95,404,288 shares of Common Stock. As a result of the foregoing, SovCap owns almost 50% of the outstanding shares of common stock and thereby giving it the ability to direct the policies of the Company and to control the outcome of substantially all matters which may be put to a vote of Tracker's stockholders. It is currently contemplated that, Tracker will seek to effect certain transactions, including without limitation a reverse stock split of the Common Stock (in a yet to be determined amount) and a merger or acquisition with an operating business; however, no business has yet been identified.

Item 5.  Interest in Securities of the Issuer

         (a) SovCap is currently the beneficial owner of 1,895,641,660 shares (94.8%) of Common Stock, consisting of 101,253,037 shares of Common Stock (49.2%) owned directly by SovCap and 1,794,148,623 shares of Common Stock which it has the right to acquire upon exercise of repricing warrants, and 240,000 shares of Common Stock which it has the right to acquire upon exercise of purchase warrants. The foregoing is based on 199,999,841 shares of Common Stock issued and outstanding on the date hereof plus the shares issuable to SovCap upon the exercise of the foregoing warrants (which information was provided by Tracker to the Reporting Persons). The Company only has the authority to issue 200,000,000 shares of Common Stock, so until the Company amends its charter to increase the authorized capital stock, SovCap may not be able to receive any additional shares of Common Stock upon exercise of its remaining Repricing Warrants.

         The following sets forth additional information with respect to the Securities beneficially owned by SovCap:

         On August 18, 1999, SovCap purchased from Tracker$1,000,000 principal amount of convertible bridge notes with attached repricing warrants, $1,000,000 of shares in callable warrants and 200,000 purchase warrants.

         On December 7, 1999, SovCap purchased an additional $200,000 principal amount of convertible bridge notes with attached repricing warrants, $200,000 of shares in callable warrants and 40,000 purchase warrants.

         On October 15, 2000, SovCap converted $50,000 principal amount (plus accrued interest and redemption premium of $13,958) of the convertible bridge notes issued on August 18, 1999 and received 222,463 shares of Common Stock and 889,675 Repricing Warrants, all of which were exercised. SovCap has disposed of all the shares it received upon conversion of the bridge notes and exercise of the repricing warrants.

         On March 2, 2001, SovCap converted $100,000 principal amount (plus accrued interest and redemption premium of $45,292) of the convertible bridge notes issued on December 7, 1999 and received 1,094,418 shares of Common Stock and 971,705 Repricing Warrants, of which 250,000 were exercised and the remaining expired unexercised. SovCap has disposed of all the shares it received upon conversion of the bridge notes and exercise of those repricing warrants it had exercised.

         On June 7, 2002, SovCap converted (a) the remaining $950,00 principal amount (plus accrued interest and redemption premium of $423,858) of the convertible bridge notes issued on August 18, 1999 and received 4,778,637 shares of Common Stock and 1,712,663,398 Repricing Warrants expiring on October 7, 2002, of which 95,404,288 have been exercised using a portion of its demand notes and (b) the remaining $50,000 principal amount (plus accrued interest and redemption premium of $42,325) of the convertible bridge notes issued on December 7, 1999 and received 1,070,112 shares of Common Stock and 176,889,513 Repricing Warrants expiring October 7, 2002, none of which have been exercised.

         Convertible Bridge Notes

         The convertible bridge notes were convertible into Common Stock, at the option of SovCap, together with the redemption premium of 15% and accrued and unpaid interest. Interest on the bridge notes was payable at a rate of 8% per annum from the original issue date until one hundred twenty days after the original issue date, and thereafter at the rate of 11% per annum.

         The number of shares of Common Stock issuable in payment of the redemption price on the date of conversion for each closing is equal to the following formula:

                               outstanding principal amount of the note plus 15% plus accrued and unpaid interest.
         Conversion Shares  =  -----------------------------------------------------------------------------------
                                            average market price 5 days prior to the original issue date

         Repricing Warrant

         Each bridge note carried with it a repricing warrant, which was exercisable after the twenty-first trading day after the date of conversion of the bridge note to which it is attached and expires ninety days later. Each repricing warrant is exercisable at a price of $.001 per share. The number of shares of common stock issuable upon exercise of the repricing warrants for each closing is equal to the following formula:

                                        number  of  conversion  shares *  ((x ) - (y))
         Number of Repricing Shares  =  ----------------------------------------------
                                                              (y)

         where: (x) = (125% of the average market price 5 days prior to the original issue date) and (y) = average market price 5 days prior to the date of conversion.

         Purchase Warrants

         SovCap also received a common stock purchase warrant at the rate of 20,000 warrants for each $100,000 in principal amount of notes purchased, or a 240,000 warrants in the aggregate. The expiration date for the purchase warrants is five years following the original issue date for each closing. The exercise price of the purchase warrants for each closing is equal to the greater of: (i) 120% of the closing bid price on the original issue date; or (ii) 75% of the average closing bid price for the 5 trading days immediately prior to the date the purchase warrant is exercised.

         Based on a stock price of $.0005 as of May 24, 2002, the exercise price of each purchase warrant is $0.353 for the warrants issued in the August 18, 1999 Closing and $0.168 for the warrants issued in the December 7, 1999 Closing.

         Callable  Warrants

         SovCap also had received an exercisable callable warrant at the rate of $100,000 worth of shares of common stock for each $100,000 in principal amount of notes purchased and issued, or a total of 1,200,000 callable Warrants in the aggregate. The expiration date for the callable warrants was one year following the original issue date for each closing and accordingly all these callable warrants have expired.

         (b) SovCap shares power to vote and dispose of the Securities with its investment manager, SovCap IMG.

         (c) Except as set forth in Item 5, SovCap has not engage in any transactions in the Common Stock in the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None, except as set forth in Item 4 herein.

Item 7.  Material to be Filed as Exhibits

         1.       Rule 13D(f) Statement


                                   * * * * * *


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: July 18, 2002


                                       SOVCAP EQUITY PARTNERS, LTD.


                                       By /s/ BARRY W HERMAN
                                          --------------------------------------
                                          Name: Barry W Herman
                                          Title: Director



                                       SOVCAP INVESTMENT MANAGEMENT GROUP, LLC.


                                       By /s/ PAUL HAMM
                                          --------------------------------------
                                          Name: Paul Hamm
                                          Title: Director